APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)



Stonehedge, PBC (the "Company") a Delaware Public Benefit Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Stonehedge, PBC

We have reviewed the accompanying financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2020 & 2021 and the related consolidated statements of operations, consolidated statement of changes in shareholder's equity, and consolidated statement of cash flows for the years and months then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 14, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,291	2,236
Due from Related Party	-	108,189
Inventory	1,224	-
Total Current Assets	2,515	110,425
Non-current Assets		
Real Estate and Capital Improvements, net of Accumulated Depreciation	248,187	222,335
Intangible Assets: Mortgage Closing Costs, net of Accumulated Amortization	1,582	1,684
Total Non-Current Assets	249,769	224,019
TOTAL ASSETS	252,285	334,444
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Line of Credit	25,000	-
Due to Related Party	30,262	64,743
Accrued Expenses	600	-
Total Current Liabilities	55,862	64,743
Long-term Liabilities		
Mortgage	155,704	162,975
Total Long-Term Liabilities	155,704	162,975
TOTAL LIABILITIES	211,567	227,718
EQUITY		
Common Stock	6	-
Additional Paid in Capital	79,500	79,500
Accumulated Earnings/(Deficit)	(38,788)	27,226
Total Equity	40,718	106,726
TOTAL LIABILITIES AND EQUITY	252,285	334,444

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	18,811	3,454
Cost of Revenue	857	-
Gross Profit	17,953	3,454
Operating Expenses		
Advertising and Marketing	1,823	1,200
General and Administrative	66,221	35,080
Depreciation	5,643	4,474
Amortization	101	122
Total Operating Expenses	73,788	40,876
Operating Income (loss)	(55,834)	(37,422)
Other Expense		
Interest Expense	10,594	10,127
Other	-	-
Total Other Expense	10,594	10,127
Provision for Income Tax	-	-
Net Income (loss)	(66,428)	(47,548)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(66,428)	(47,548)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	5,643	4,474
Amortization	101	122
Due to Related Party	(34,480)	-
Due from Related Party	108,189	13,588
Inventory	(1,224)	-
Accrued Expenses	600	(1,000)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	78,829	17,185
Net Cash provided by (used in) Operating Activities	12,401	(30,364)
INVESTING ACTIVITIES		
Capital Improvements	(31,081)	(45,977)
Net Cash provided by (used by) Investing Activities	(31,081)	(45,977)
FINANCING ACTIVITIES		
Common Stock	6	-
Additional Paid in Capital / (Distributions)	-	(45,500)
Mortgage	(7,271)	(4,025)
Line of Credit	25,000	-
Net Cash provided by (used in) Financing Activities	17,735	(49,525)
Cash at the beginning of period	2,236	128,102
Net Cash increase (decrease) for period	(945)	(125,866)
Cash at end of period	1,291	2,236

Statement of Changes in Shareholder Equity

| | Common Stock | | | | |
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	-	-	125,000	74,774	199,774
Distributions	-	-	(45,500)	-	(45,500)
Net Income (Loss)	-	-	-	(47,548)	(47,548)
Ending Balance 12/31/2020	-	-	79,500	27,226	106,726
Issuance of Common Stock	600,000	6	-	-	6
Adjustments	-	-	-	414	414
Net Income (Loss)	-	-	-	(66,428)	(66,428)
Ending Balance 12/31/2021	600,000	6	79,500	(38,788)	40,718

Stonehedge, PBC
Notes to the Unaudited & Consolidated Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Stonehedge, PBC ("the Company") was formed in Delaware on May 10th, 2021 and is the operating company for activities taking place on the property at 51 Dairy Road. Stonehedge, PBC entered into a long-term property management agreement with Stonehedge LLC in 2022.

Stonehedge LLC was formed in Pennsylvania on August 17th, 2015 and is the owner of the property known as 'Stonehedge' at 51 Dairy Road, Tamaqua, PA 18252. The current Members of Stonehedge LLC are Thomas Moroz, Richard Lane and Stonehedge, PBC.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Stonehedge, PBC along with a 1/3rd owned entity, Stonehedge LLC (please see "Subsequent Events" note). All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from various sources: Retail Sales, Rentals, and Events & Workshops.

The Company's primary performance obligation for Retail Sales is the exchange of merchandise for a customer's payment, net of sales taxes and estimated sales returns. Cash is received, revenue is recognized, and the performance obligation is satisfied at the point of sale.

The Company's primary performance obligation for Rentals is to provide accommodations and other ancillary services to customers. As compensation for such goods and services, the Company is typically entitled to a fixed nightly fee for an agreed upon period and additional fixed fees for any ancillary services purchased. These fees are generally payable at the time the customer checks out of the rental accommodation. The Company generally satisfies its performance obligations over time, and recognizes the revenue from rental sales and from other ancillary customer services on a daily basis, as the rentals are occupied and the Company has rendered the services.

The Company's primary performance obligation for Events & Workshops is the delivery of a venue and/or services to customers. Cash is typically received upfront before the start of a private event or workshop, and revenue is recognized either over time as performance obligations are satisfied, or once the service is complete depending on the agreed upon period of a private event or workshop.

Revenue Type	2021	2020
Retail Sales	1,156	-
Rentals	4,520	1,200
Events & Workshops	13,085	849
Other	50	1,405
Grand Total	18,811	3,454

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Real Estate	39	170,888	5,077	-	165,811
Capital Improvements	15-39	87,312	4,936	-	82,375
Grand Total	-	258,200	10,013	-	248,187

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2019 and 2020, two members loaned the Company the respective amounts of $30,000 and $35,000. The amounts bear no interest, no security, and are due upon demand. The total ending balance of this payable was $64,743 and $30,262 as of December 31, 2020 and 2021, respectively.

In 2018, an original member and owner of the property currently owned by the Company passed away. Following his passing, the Company incurred expenses for structural repairs and improvements made to the property which was subsequently purchased in November 2019. The ending balance of the amounts owed from the member's estate was $108,189 and $0 as of December 31, 2020 and 2021, respectively.

In 2022, Stonehedge LLC entered into an Equity Exchange Agreement with the Company for the assignment of 200,000 shares of Preferred Stock making the Company own 1/3rd of Stonehedge LLC's ownership interest.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In November 2019, the Company entered into a Line of Credit agreement for $25,000 bearing a variable interest rate that shall change from time to time based upon the money rates index published by the Wall Street Journal plus 1.000% rounded to the nearest 0.125%. This line of credit is due upon demand and is secured by the Company's mortgage and all rents. The ending balance of this line of credit was $25,000 as of December 31, 2020 and 2021.

In November 2019, the Company entered into a Mortgage Loan agreement in the amount of $167,000 for the purchase of the property at 51 Dairy Road, Tamaqua, PA. The loan bears a fixed interest rate of 6% for the first 60 months with an adjusted rate thereafter based upon the money rates index published by the Wall Street Journal plus 1.000% rounded to the nearest 0.125%. The ending balance of this loan was $162,975 as of December 31, 2020 and $155,704 as of December 31, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Mortgage	Line of Credit	Related Party	Total
2022	7,408	25,000	30,262	62,670
2023	7,865	-	-	7,865
2024	8,350	-	-	8,350
2025	8,865	-	-	8,865
2026	9,412	-	-	9,412
Thereafter	114,242	-	-	114,242

NOTE 6 – EQUITY

The Company authorized 10,000,000 shares of Common Stock at a par value of $0.00001 per share. 0 and 600,000 shares were issued as of 2020 and 2021, respectively.

The Company authorized 6,000,000 shares of Preferred Stock at a par value of $0.00001 per share. No such shares were issued as of 2020 and 2021.

Only Common Stock has the right to vote. Preferred Stock may convert into Common Stock at a rate of 1-to-1. Both Common and Preferred Shareholders may receive dividends if declared by the Board of Directors; however, Preferred Shareholders have preference to any dividend as well as any distributions in the event of liquidation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 14, 2022, the date these financial statements were available to be issued.

In 2022, Stonehedge LLC entered into an Equity Exchange Agreement with the Company for the assignment of 200,000 shares of Preferred Stock making the Company own 1/3rd of Stonehedge LLC's ownership interest.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, may continue to generate losses, has experienced both negative cash flows from operations and negative working capital during one of the periods under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.